STIRLING HOTELS & RESORTS, INC.

14185 Dallas Parkway, Suite 1200, Dallas, TX 75254

Via EDGAR

March 6, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Attn:	Eric McPhee Kristina Marrone Benjamin Holt Dorrie Yale

Re:	Stirling Hotels & Resorts, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G Filed February 2, 2024 File No. 000-56623

Ladies and Gentlemen:

This letter sets forth the response of Stirling Hotels & Resorts, Inc., a Maryland corporation (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated February 22, 2024, pertaining to Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G (the “Pre-Effective Amendment”) that was submitted to the SEC on February 2, 2024. We have included the Staff’s comments below, followed by the Company’s responses thereto. Page number references herein are to the Pre-Effective Amendment.

Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G

Item 1, Business, page 3

1.	We acknowledge your revised disclosures in response to prior comment 2, and also note your statement in your response that the independent directors of the Ashford Hospitality Trust Inc. Board of Directors and your board also reviewed and approved the contribution value of the Initial Portfolio. Please further revise your disclosure to also disclose this information.

Response: In a Post- Effective Amendment No. 1 to the Registration Statement on Form 10-12G (the “Post-Effective Amendment”) to be filed with the SEC at such time as the audited financials for the Company for the year ended December 31, 2023 are available, the Company undertakes to revise the disclosure on page 3, and elsewhere as applicable, as follows:

On December 6, 2023, we acquired four hotel assets (the “Initial Portfolio”) from Ashford Hospitality Limited Partnership (“Ashford Hospitality OP”) and Ashford TRS Corporation (“Ashford Hospitality TRS,” and together with Ashford Hospitality OP, the “Anchor Investor”), each a subsidiary of AHT, in exchange for 1,400,943 Class I units of the Operating Partnership at a price per unit equal to $25.00 pursuant to the terms of the contribution agreement (the “Contribution Agreement”), by and among the Operating Partnership and the Anchor Investor. The Contribution Agreement, including the net contribution value of the Initial Portfolio, was approved by the Related Party Transactions Committee, composed of independent directors, of each of AHT and the Company in connection with the approval of the Contribution Agreement. The net contribution value of the Initial Portfolio was approximately $35 million, which represents the appraised value of the Initial Portfolio as provided by LW Hospitality Advisors (“LWHA”), an independent third-party appraiser engaged to value the Initial Portfolio, with additional input and oversight by Altus Group U.S. Inc. (“Altus”) and the Advisor, of $56.2 million, the assumption of $30.2 million of existing indebtedness and approximately $9 million of net working capital and reserves, and is subject to customary post-closing working capital adjustments. LWHA obtained property-level information from the Advisor, including (i) property historical and projected operating revenues and expenses; (ii) lease agreements; and (iii) information regarding recent or planned capital expenditures. LWHA reviewed and relied in part on the property-level information provided by the Advisor and considered this information in light of its knowledge of each property’s specific market conditions. In addition, Altus and the Advisor reviewed LWHA’s appraisal reports for reasonableness and provided market data and other information for LWHA’s consideration. Although LWHA considered comments to its appraisal reports received from Altus or the Advisor, the appraised values of the Initial Portfolio was determined by LWHA. See Item 3, “Properties” for more information on the Initial Portfolio.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 6, 2024

Ownership Structure, page 10

2.	We acknowledge your revised disclosures in response to prior comment 3. We note that in the revised footnote 2, you state that you are the sole limited partner of the Operating Partnership. However, based on the chart, it appears that Ashford Hospitality Limited Partnership, Ashford TRS Corporation, and the Advisor also have limited partner interests in the Operating Partnership. Please revise to reconcile.

Response: The Company acknowledges the discrepancy noted and confirms that the Company is one of three limited partners in the Operating Partnership and not the sole limited partner. In the Post-Effective Amendment, the Company undertakes to revise the disclosure as follows:

(2) ~~We are the sole member of the sole general partner and the sole limited partner, respectively, of the Operating Partnership.~~ We own one Class I unit in the Operating Partnership received in connection with our initial capitalization. We will not own a significant economic ownership interest in the Operating Partnership or its underlying properties until we raise significant capital in our private offering.

Management Fee and Expense Reimbursements, page 14

3.	We acknowledge your response to prior comment 5. Please revise to disclose here that the Special Limited Partner is entitled to receive compensation under the performance participation allocation for a given year even if stockholders who purchased shares during such year experienced a decline in NAV per share.

Response: In the Post-Effective Amendment, the Company undertakes to include the additional disclosure below immediately preceding the paragraph discussing payment of the performance participation allocation in the table disclosing compensation to the advisor and its affiliates as requested:

Changes in our Operating Partnership’s NAV per unit of each class will generally correspond to changes in our NAV per share of the corresponding class of our common stock. Distributions with respect to the performance participation interest are calculated from the Operating Partnership’s Total Return over a calendar year. As a result, the Special Limited Partner is entitled to receive compensation under the performance participation for a given year even if some of our stockholders who purchased shares during such year experienced a decline in NAV per share. Similarly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share as a result of an accrual for the estimated performance participation at such time, even if no performance participation allocation for such year are ultimately payable to the Special Limited Partner at the end of such calendar year.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 6, 2024

Item 7, Certain Relationships and Related Transactions. . .

Other Activities by Ashford and its Affiliates, page 49

4.	We note your revised disclosures in response to prior comment 8. To the extent Other Ashford Accounts may also have the same hotel investment opportunities as you for select-service hotel assets and full-service hotels that are not luxury or upper upscale chains, disclose the amounts that Other Ashford Accounts have available for investment in such properties. We note your statement that you do not expect that you will "compete meaningfully with Other Ashford Accounts for investment opportunities as such programs have limited funds for investments." However, it is unclear how or why Other Ashford Accounts would have limited funds for investments.

Response: As an initial matter, we note that the Company’s advisor and its affiliates have subsequently agreed that the Company will have a right of first refusal with respect to select-service hotels sourced by the advisor. Thus, the Company does not expect to compete with Other Ashford Accounts except with respect to hotel investment opportunities in the full-service and luxury and upper upscale chain scales. As such, in the Post-Effective Amendment, the Company undertakes to revise the disclosure as follows:

Allocation of Investment Opportunities. The Advisory Agreement acknowledges that, while information and recommendations supplied to us shall, in our Advisor’s reasonable and good faith judgment, be appropriate under the circumstances and in light of our investment guidelines, such information and recommendations may be different in certain material respects from the information and recommendations supplied by our Advisor or its affiliates to others (including, for greater certainty, the Other Ashford Accounts and their investors, as described below). In addition, as acknowledged in our Advisory Agreement, affiliates of our Advisor advise and/or manage one or more Other Ashford Accounts and we expect will in the future sponsor, advise and/or manage additional Other Ashford Accounts. This overlap will from time to time create conflicts of interest. ~~As of the date of this filing, however, we do not expect that we will compete meaningfully with Other Ashford Accounts for investment opportunities as such programs have limited funds for investments.~~

Our Advisor and its affiliates have agreed that we will have ~~access to~~ a right of first refusal for any select-service hotel assets sourced by our Advisor that have trailing or anticipated twelve-month average revenue per available room (“RevPAR”) of less than twice the then-current U.S. national average RevPar for all hotels (the “Select Service ROFR”). The then-current U.S. national average RevPar for all hotels for priority purposes will be determined with reference to the most current Smith Travel Research Reports. As used herein, “select-service hotel assets” refers to properties that offer limited degrees of services and amenities and may include brands such as Residence Inn, Hilton Garden Inn, Hyatt Place, Hampton Inn, Courtyard by Marriott, and Holiday Inn Express. ~~Our~~With the exception of the Select Service ROFR, our Advisor and its affiliates are not ~~contractually~~ obligated to present hotel investment opportunities ~~in the luxury and upper upscale chain scales~~ to us before presenting them to ~~other of its advised platforms. As used herein, luxury” and “upper upscale chain” refers to properties which are the focus of BHR and specifically refers “~~Other Ashford Accounts. Specifically, we may only invest in investments sourced by our advisor and not subject to the Select Service ROFR if certain Other Ashford Accounts, as described herein, pass on such opportunities.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 6, 2024

Of the existing Other Ashford Accounts with which we may compete for investment opportunities, BHR focuses its investment strategy primarily on luxury hotels and resorts and AHT focuses its investment strategy primarily on upper upscale full-service hotels. BHR has priority with respect to hotels and resorts with ~~high revenue per available room (“RevPAR”). For purposes of BHR’s priority, high RevPAR means~~ RevPAR of at least twice the then-current U.S. national average ~~RevPAR for all hotels as determined by STR, LLC. In addition, such hotels offer a wide variety of onsite amenities, such as restaurants, meeting spaces, exercise rooms or spas. On the other hand, affiliates of our Advisor are contractually obligated to present hotel investment opportunities in the luxury and upper upscale chain scales to other its advised platforms before they are presented to us, and our Advisor~~and AHT has priority with respect to non select-service hotels that have RevPAR less than twice the then-current U.S. national average. Our Advisor or its affiliates may enter into similar arrangements with other programs it manages in the future. Should ~~those other~~BHR or AHT, or any future advised platforms ~~pass on~~with similar arrangement pass on investment opportunities for which they have priority, i.e. those opportunities sourced by our Advisor not subject to the Select Service ROFR, or seek an investment partner for such opportunities, we would have the ability to participate in those opportunities. From time-to-time Other Ashford Accounts, including AHT and BHR, may not be actively pursuing investments. As a result of the current macroeconomic environment and challenges facing commercial real estate, including as a result of ongoing impacts from the COVID-19 pandemic and the current debt environment, and as further disclosed in public filings, BHR and AHT have limited funds available for investment. As of December 31, 2023, BHR and AHT had approximately $85.6 million and $165.2 million, respectively, of cash and cash equivalents. Moreover, BHR has fully drawn its $200 million secured credit facility. In addition, AHT’s current focus is to pay off its strategic financing through a combination of asset sales, mortgage debt refinancings, and non-traded preferred capital raising rather than investments in new assets. As such, we do not currently expect to compete meaningfully with these programs for investment opportunities. We may not participate in every investment opportunity that falls within our investment objectives.

Unaudited Pro Forma Combined Consolidated Balance Sheet, page F-3

5.	We note your response to prior comment 12 that your future sale of shares in a private offering will trigger a reconsideration event, resulting in you becoming the primary beneficiary of the Operating Partnership, and, at that time, recognizing the identifiable assets acquired, the liabilities assumed and any noncontrolling interests, at fair value. Given that this sale of shares does not appear to be reflected in your pro forma financial statements, please tell us how you determined it was appropriate to adjust the value of the assets acquired and liabilities assumed to fair value within the pro forma financial statements.

Response: As discussed in the Form 10, the design and purpose of Stirling REIT OP, LP is to conduct all of the Company’s business. Therefore, the Company determined that it is appropriate to reflect the consolidation of the Predecessor in the pro forma financial statements because in doing so the Company provided the users of the financial statements information that reflects the Company’s financial statements upon successful completion of the offering. In reaching this conclusion management analogized to including “probable” acquisitions in the pro forma financial statements of a registration statement given the low threshold of shares required to be sold by the Company for a reconsideration event to occur. Further, management concluded that adjusting the pro forma financial statements to reflect the current carrying value of the Predecessor hotels was not appropriate as that presentation would not occur under GAAP. Instead, the assets and liabilities will be recognized at fair value upon consolidation of the Predecessor.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 6, 2024

Conversely, the Company did not adjust the pro forma financial statements to include the future sales of shares of common stock from this offering because of the prohibition on assuming offering proceeds in pro forma financial statements, except in certain limited situations, of which none apply to the Company.

6.	We have reviewed your response to prior comment 12. Please tell us when you believe the reconsideration event discussed in your response will occur, in terms of number of shares sold in the private offering as well as time.

Response: The Company evaluated the guidance in ASC 810-10-25-38A. The economics criterion in paragraph 25-38A(b) is met if a reporting entity absorbs losses or returns through the reporting entity’s variable interests in a VIE that are significant, which is generally interpreted to mean, either individually or in the aggregate, 10% or more of the losses or returns of the VIE. However, 10% should not be viewed as a bright-line or safe harbor definition of “insignificant.” As such, the Company must consider qualitative factors in conjunction with quantitative factors. Currently Stirling REIT OP, LP has issued approximately 1.4 million common units, only one of which is held by the Company through its investment in Stirling OP Limited Partner LLC. As a result, management believes that the reconsideration event will occur by the time the Company has sold approximately 140,000 shares of common stock to third parties, as the Company will use the proceeds from the sale of those shares to acquire additional Stirling REIT OP, LP common units. The exact number of additional shares of Stirling REIT OP, LP common units necessary to result in a conclusion that the Company has met the economics criterion in paragraph 25-38A(b) will be dependent on the qualitative factors in existence at the end of each reporting period. Management currently estimates it could take up six months to sell 140,000 shares of the Company’s common stock.

We would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact Laura Sirianni at DLA Piper LLP (US) by email at laura.sirianni@us.dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

Stirling Hotels & Resorts, Inc.

By:	/s/ Deric Eubanks
Name: Deric Eubanks
Title: President

cc: Laura K. Sirianni, Esq., DLA Piper LLP (US)